Exhibit 99.1

MINDMED ANNOUNCES SHAREHOLDER MEETING RESULTS

NEW YORK – May 27, 2021 – Mind Medicine (MindMed) Inc. (NASDAQ: MNMD), (NEO: MMED), (DE: MMQ) (“MindMed” or the “Company”) is pleased to announce that each of the resolutions put before the annual and special meeting of shareholders held today (the “Meeting”) was passed by the requisite majority of shareholders.

As described in the Company’s management information circular dated April 19, 2021 (the “Circular”), Jamon Alexander Rahn, Miriam Halperin Wernli, Stephen Hurst, Perry Dellelce, Bruce Linton and Brigid Makes were re-elected as directors of the Company. In addition, as announced in the Company’s press release dated May 14, 2021, management of the Company put forward Dr. Sarah Vinson as an additional nominee for its board of directors. At the Meeting, shareholders approved fixing the number of directors to be elected at seven and approved all seven director nominees.

Furthermore, shareholders approved all other resolutions put before the Meeting as described in the Circular, including: (i) the appointment of RSM Canada LLP as auditor; (ii) the authorization to amend and restate the articles of the Company; and (iii) the reservation of an aggregate of 15% of the Company’s issued and outstanding subordinate voting shares under the Company’s share option plan and its performance share unit and restricted share unit compensation plan. A total of 160,909,054 shares of the Company (representing 39.52% of the combined total of votes attaching to the issued and outstanding multiple voting shares and subordinate voting shares) were voted in connection with the Meeting. Each multiple voting share is entitled to 100 votes per share.

MindMed CEO & Co-Founder J.R. Rahn noted, “We are pleased with the active participation of our shareholders in supporting our board members and our broader business plan. We aim to ensure continued support through growing our dialogue with existing and prospective shareholders.”

The Company’s investor presentation (the “Presentation”) is also available on the Company’s website.

About MindMed

MindMed is a clinical-stage psychedelic medicine biotech company that discovers, develops and deploys psychedelic inspired medicines and therapies to address addiction and mental illness. The Company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including Psilocybin, LSD, MDMA, DMT and an ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed's approach to developing the next generation of psychedelic inspired medicines and therapies.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ.

Forward-Looking Statements

Certain statements in this news release and the Presentation related to the Company constitute "forward-looking information" within the meaning of applicable securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "will", "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe", "potential" or "continue", or the negative thereof or similar variations. Forward-looking information in this news release and the Presentation include, but are not limited to, MindMed’s ability to raise capital to complete its plans and fund its studies, the medical and commercial viability of the contemplated medicines and treatments being developed, and the ability of MindMed to raise additional capital in the future as MindMed continues to develop its products. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. There are numerous risks and uncertainties that could cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking information, including compliance with laws and regulations; difficulty associated with research and development; risks associated with clinical trials or studies; heightened regulatory scrutiny; early stage product development; clinical trial risks; regulatory approval processes; novelty of the psychedelic inspired medicines industry; as well as those risk factors discussed or referred to herein and the risks described under the headings "Risk Factors" in the Company's filings with the securities regulatory authorities in all provinces and territories of Canada which are available under the Company's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results and future events could differ materially from those anticipated in such information. Although the Company has attempted to identify important risks, uncertainties and factors that could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend and does not assume any obligation to update this forward-looking information.

Media Contact: mindmed@150bond.com

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